

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 11, 2017

Craig Fielding
Chief Executive Officer
Consorteum Holdings, Inc.
1870 The Exchange, Suite 230
Atlanta, Georgia 30339

> **Re: Consorteum Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 1, 2017**
> **File No. 000-53153**

Dear Mr. Fielding:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications